MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE FIRST NINE MONTHS OF 2009

Moscow, Russia – October 26, 2009 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first nine months of 2009*.

Products	First nine months	Q3 2009, thousand	Q2 2009, thousand	Q3 2009 to Q2	2009,
	of 2009, thousand	tons	tons	%
	tons
Coal	12,349	5,445	3,479	57

Coking	6,567	3,739	1,786	109

Steam	5,794	1,706	1,693	0.7

Coal concentrate**	6,382	3,044	2,112	44

Coking	4,933	2,638	1,579	67

Steam	1,449	406	533	-24

Iron ore concentrate	3,170	1,216	1,073	13

Chromium ore concentrate	138	75	25	200

Nickel	11	4.3	4.1	5

Ferrosilicon (65% and 75%)	63.1	22	20.5	7.5

Ferrochromium (65%)	52.7	29.2	15.3	91

Hardware	462	184	154	19

Forgings	34	11	10	10

Stampings	42	16	16	0

Rolled products	3,891	1,457	1,363	7

Flat products	240	91	82	11

Long products	2,296	812	805	1

Billets	1,355	554	476	16

Steel	3,972	1,477	1,395	6

Pig iron	2,725	1,074	966	11

Coke (6%)	2,243	977	723	35

Power production (thousand	2,308,632	735,127	674,197	9
kWh)

* The company adopted new standards of production accounting. Thus, insignificant variations from data disclosed previously are possible for particular periods.

**The coal concentrate has been produced from part of the raw coal output. Output data includes Mechel Bluestone production. Data for Q2 2009 includes Mechel Bluestone production from May 1 to June 30, 2009.

Vladimir Polin, Mechel’s Senior Vice President commented on the Q3 2009 results: “The third quarter was the most successful period of 2009 for us. Increased demand for our products resulting in our facilities utilization recovery we witnessed as early as in the second quarter. In the third quarter, nearly all of our subsidiaries reached pre-crisis level in output volumes, while at some of them the output was even higher. To a great extent, it is a result of our wide-scope crisis management program which has been implemented at Mechel since autumn 2008. The program is based on measures aimed at sales promotion and production costs cutting.

Utilization of capacities of our mining division currently increased to 75-80% of the pre-crisis level surpassing our forecast made in July. With growth in Mechel’s export activity, including successful continuation of partnership with our Asia-Pacific customers who made contracts with us in the first half of the year, all our mining plants currently have enough orders.

I would like to emphasize record monthly production results achieved at several facilities of our Southern Kuzbass Coal Company subsidiary in September. Capacity utilization at our Korshunov Mining Plant subsidiary exceeded pre-crisis level. We also enjoyed good performance of our North American coking coal mining subsidiary Mechel Bluestone.

We also see positive dynamics in production of Mechel’s steel plants. The output of pig iron, steel, coke, rolled products, and hardware has increased. Capacity utilization at the most of our steel plants almost reached 100% of the pre-crisis level, a number of new high value-added products were launched, some of the plants commissioned new equipment. Such growth is possible due to availability of reliable sales channels both domestically and abroad.

Increase in sales was achieved by development of Mechel’s own sales network being one of our key advantages in the current environment. Our sales divisions work directly with the end customers and have their own warehousing facilities and steel-processing equipment as well. In Moscow region, our Russian sales and services subsidiary Mechel Service OOO successfully works on the project for production of welded mesh which is highly demanded in construction.

In our ferroalloys division we witnessed significant increase in production of chromite ore concentrate at our Voskhod Mining Plant subsidiary located in Kazakhstan, as well as in production of ferrochrome at our Tikhving Smelting Plant. The output of the other ferroalloys segment’s plants is being gradually increased.

Growth in power generation in the third quarter 2009 is based upon rise in production activity and commence of the heating season as well.

At the end of the last year our targets comprised sales maintenance at a demandable level, general reduction of costs and minimization of decrease in output volumes. Today we may speak about growth and improve in our market positions. We intend to further develop priority directions of our work thus enforcing our competitive advantages and making foundation for our new achievements”.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.